Magda El Guindi-Rosenbaum
+1.202.373.6091
mer@morganlewis.com

VIA EDGAR

December 1, 2017

Alison White, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Aspiriant Trust(File Nos. 333-178600 and 811-22648)

Dear Ms. White:

On behalf of Aspiriant Trust (the “Trust”), this letter responds to comments you provided regarding post-effective amendment no. 19 to the Trust’s registration statement on Form N-1A, which was filed on August 15, 2017 to register shares of the Aspiriant Risk-Managed Taxable Bond Fund (the “Fund”) as a new series of the Trust. For your convenience, your comments, as well as the Trust’s responses, are set forth below.

1.	Comment: Please update the Fund’s series/class identifier with the ticker symbol when available.

Response: The Trust confirms that it will add the Fund’s ticker symbol.

2.	Comment: Footnote 3 to the fee table describes an advisory fee waiver. Please confirm whether the advisory fee waiver is subject to recoupment and, if so, please disclose the terms of recoupment.

Response: The Trust confirms that the advisory fee waiver is not subject to recoupment.

3.	Comment: Please confirm that the expense example will only reflect the advisory fee waiver for the period during which it is in place.

Response: The Trust confirms that the expense example only reflects the advisory fee waiver for the period during which it is in place.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

December 1, 2017

4.
Comment:  For clarity, please consider adding a statement to the portfolio turnover disclosure that states that the Fund’s portfolio turnover rate is not included because the Fund has not commenced operation.

Response:  The Trust represents that it has added the requested disclosure.

5.	Comment: With respect to the principal investment strategies, please confirm and disclose that the Fund will look through the Underlying Funds and SMAs for purposes of the 80% policy.

Response:  The Trust so confirms and respectfully directs the staff’s attention to the language in the Fund’s 80% policy that states that the Fund invests “through Underlying Funds and SMAs” at least 80% of its net assets in bonds and other fixed income securities.

6.
Comment:  The staff notes that beginning with the 2nd paragraph of the summary principal investment strategies section and continuing throughout the filing, there are references to “Underlying Funds” but not to “SMAs”.  With respect to that paragraph, for example, what do the SMAs invest in?  Should a reference to SMAs be added wherever there is a reference to Underlying Funds?

Response:  The Trust confirms that the disclosure regarding Underlying Funds also applies to SMAs and that it has clarified the disclosure accordingly.

7.	Comment: With respect to the 2nd sentence of the 2nd paragraph of the summary principal investment strategies section, please clarify “variable” vs “floating” interest rates.

Response:  The Trust represents that it has added disclosure to the Item 9 principal investment strategies section clarifying the difference between a variable rate and a floating rate.

8.	Comment: The staff notes that it is unclear how the strategy is risk managed. Please clarify in the principal investment strategies disclosure.

Response:  The Trust respectfully directs the staff’s attention to the 3rd paragraph of the principal investment strategies sections for disclosure regarding the risk managed approach of the Fund’s investment adviser.

9.	Comment: With respect to the last paragraph of the summary principal investment strategies section, please clarify whether the Underlying Funds and SMAs will include any affiliated funds or accounts.

Response:   The Trust represents that it has revised the disclosure to clarify that Underlying Funds only include unaffiliated funds.

December 1, 2017

10.
Comment:  With respect to the 2nd sentence of the last paragraph, please confirm that investment in hedge funds will be subject to the 15% limit and that the 15% limit is the same limit as, and not additional to, the general 15% illiquid securities limit.

Response:  The Trust so confirms.

11.
Comment:  In accordance with Item 4(b)(1)(iii), if applicable, if the Fund is advised by or sold through an insured depository institution, state that an investment in the Fund is not a deposit of the bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Response:  The Trust represents that the statement is not applicable to the Fund.

12.
Comment:  With respect to the underlying fund risk, please add disclosure specific to investing in exchange traded funds, as well as disclosure specifying anything that may be unique to limited partnerships.

Response:  The Trust notes that the disclosure already includes information specific to investing in exchange traded funds and represents that it has added disclosure specific to limited partnerships.

13.	Comment: Should Principal Risks of Underlying Funds include the risks of SMAs?

Response:  The Trust so confirms and has clarified the disclosure accordingly.

14.	Comment: Please tailor the summary derivatives risk to the specific types of derivatives in which the Underlying Funds may principally invest.

Response:  The Trust confirms that the summary derivatives risk disclosure reflects the broad range of derivatives in which the Underlying Funds may principally invest.

15.
Comment:  The staff notes that the Item 9 principal investment strategies section references collateralized mortgage obligations and other securities that are not referenced in the summary section.  Should they be?

Response:  The Trust confirms that the summary section references the broad categories of investments that are more specifically described in the Item 9 section.

16.	Comment: Please advise whether the Fund will invest directly in contingent convertible securities. If so, there may be additional comments relating to such investment.

Response:  The Trust represents that the Fund will not invest directly in contingent convertible securities.

17.	Comment: Please disclose in the summary whether the Fund will invest directly in derivatives in light of disclosure to that effect in the Item 9 principal investment strategies section.

December 1, 2017

Response:  The Trust represents that the Fund will not invest directly in derivatives and that it has revised the Item 9 disclosure accordingly.

18.	Comment: Please try to narrow the derivatives disclosure in the Item 9 principal investment strategies section to the specific derivatives in which the Fund will invest (see Barry Miller letter).

Response: The Trust represents that the Fund will not invest directly in derivatives and that it has added disclosure to more fully describe specific derivatives in which the Underlying Funds and SMAs may invest.

19.
Comment: In the illiquid securities paragraph in the Item 9 principal investment strategies section, repurchase agreements are referenced. If investment in repurchase agreements will be principal, please disclose it in the summary section.

Response: The Trust represents that it has clarified the disclosure as requested.

20.	Comment: Please consider moving the sentence regarding portfolio holdings disclosure from the end of the Item 9 principal investment strategies section to another location.

Response: The Trust represents that it has considered the request and respectfully declines to relocate the sentence.

21.	Comment: On p. 12 of the prospectus, please clarify that the manager of managers relief only applies to unaffiliated sub-advisers.

Response: The Trust represents that it has clarified the disclosure as requested.

22.
Comment: With respect to the 3rd paragraph under Redeeming Shares, General, please consider disclosing whether redemptions in kind would be made using pro rata slices of portfolio assets, individual securities, or representative securities baskets (see Investment Company Act Release 32315 (October 13, 2016) at p. 294).

Response: The Trust represents that it has considered the request and respectfully declines to add such disclosure at this time.

***************

December 1, 2017

Please contact me at (202) 373-6091 with questions or comments.

Sincerely,

/s/ Magda El Guindi-Rosenbaum
Magda El Guindi-Rosenbaum

cc:	Benjamin D. Schmidt, Aspiriant Trust